UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MHI Hospitality Corporation

________________________________________

Name of Issuer

Common Stock

________________________________________

(Title of Class of Securities)

55302L102

________________________________________

(CUSIP Number)

December 15, 2008

___________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ _ ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ _ ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13G
CUSIP No.: 55302L102	Page 2 of 7 Pages

1			NAMES OF REPORTING PERSONS:

Zayma Realty Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [__]
			(b) [__]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	521,232

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	521,232

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:

521,232

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		[__]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.51%

12	TYPE OF REPORTING PERSON:

CO

SCHEDULE 13G
CUSIP No.: 55302L102	Page 3 of 7 Pages

1			NAMES OF REPORTING PERSONS:

Amin S. Visram

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [__]
			(b) [__]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States and Canada
(dual citizen)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	521,232

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	521,232

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:

521,232

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		[__]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.51%

12	TYPE OF REPORTING PERSON:

HC, IN

SCHEDULE 13G
CUSIP No.: 55302L102	Page 4 of 7 Pages

ITEM 1(a)	NAME OF ISSUER:

MHI Hospitality Corporation

ITEM 1(b)	ADDRESS OF ISSUER’S PRINICIPAL EXECUTIVE OFFICES:

4801 Courthouse Street, Suite 201

Williamsburg, Virginia 23188

ITEM 2(a)	NAME OF PERSON FILING:

This statement is filed by:

(i) Zayma Realty Holdings Inc.

(ii) Amin S. Visram

The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Reporting Persons is

55 King Street West, Suite 801

Kitchener, ON N2G 4W1

Canada

ITEM 2(c)	CITIZENSHIP:

(i) Zayma Realty Holdings Inc. is a corporation organized under the laws of Ontario, Canada.

(ii) Amin S. Visram is an individual having dual citizenship in the United States and Canada.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES: Common Stock

ITEM 2(e)	CUSIP NUMBER: 55302L102

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS:

Not Applicable.

ITEM 4	OWNERSHIP:

Note that references to percentage ownerships of Common Stock in this Schedule 13G are based upon the 6,939,613 shares of Common Stock stated to be outstanding by the Issuer as of November 13, 2008 in its Form 10-Q for the quarterly period ended September 30, 2008.

SCHEDULE 13G
CUSIP No.: 55302L102	Page 5 of 7 Pages

Note also that the Reporting Persons (through Zayma Realty Holdings Inc.) first acquired five percent or more of the Common Stock on December 15, 2008. As of that date, the Reporting Persons held 354,302 shares, or 5.1%, of the Common Stock. The Reporting Persons (through Zayma Realty Holdings Inc.) have subsequently acquired additional shares of Common Stock and the aggregate number of shares held by them as of February 23, 2009 (the date of their most recent acquisition prior to the filing of this Schedule 13G) is reported on the Cover Page hereto and below.

The relationship between the Reporting Persons is described in Item 7 below.

(i)	For Zayma Realty Holdings Inc.:
(a)	Amount beneficially owned: 521,232
(b)	Percent of class: 7.51%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 521,232
(iii)	Sole power to dispose or direct the disposition of: 0
(iv)	Shared power to dispose or direct the disposition of: 521,232
(ii)	For Amin S. Visram:
(a)	Amount beneficially owned: 521,232
(b)	Percent of class: 7.51%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 521,232
(iii)	Sole power to dispose or direct the disposition of: 0
(iv)	Shared power to dispose or direct the disposition of: 521,232
ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

SCHEDULE 13G
CUSIP No.: 55302L102	Page 6 of 7 Pages

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

All of the shares of Common Stock reported herein as being held by the Reporting Persons are directly held by Zayma Realty Holdings Inc. Amin S. Visram is the controlling shareholder, Executive Vice President and Secretary of Zayma Realty Holdings Inc. Mr. Visram disclaims beneficial ownership in the Common Stock held by Zayma Realty Holdings Inc. except to the extent of his pecuniary interest therein.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP No.: 55302L102	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2009

ZAYMA REALTY HOLDINGS INC.

By:	/s/ Amin S. Visram
Name: Amin S. Visram
Title: Executive Vice President and Secretary

/s/ Amin S. Visram
Amin S. Visram

EXHIBIT INDEX

Exhibit Number	Exhibit

1.	Joint Filing Agreement, dated February 23, 2009, by and among the Reporting Persons.